*AB
3/3

[redacted]

10029249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43078 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Rhett Thurman (212) 869-5600
(Area Code – Telephone Number)

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

| 60 Broad Street | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Rhett Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLA C. WILLIAMS-HARRIOTT
Notary Public, State of New York
Registration #01WI6044653
Qualified in Bronx County
Commission Expires July 10, 2010

Ella C. Williams-Harriott
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~XXXXXXXXXXXX~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**Cain Brothers & Company, LLC**

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2010

Cain Brothers & Company, LLC and Subsidiary

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 7,583,431 |
| Fees receivable, net of reserves of $51,162 | 2,330,797 |
| Due from clearing broker | 693,767 |
| Securities owned, at fair value | 388 |
| Investments, at fair value | 1,925,220 |
| Property and equipment - net of accumulated depreciation and amortization of $1,468,390 | 1,051,267 |
| Prepaid expenses and other assets | 945,830 |
| Total Assets | $14,530,700 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Bonus and profit-sharing payable | $ 1,142,500 |
| Accounts payable, accrued expenses and other liabilities | 2,306,883 |
| Total liabilities | 3,449,383 |
| Member's equity | |
| Cain Brothers & Company, Incorporated | 11,081,317 |
| Total member's equity | 11,081,317 |
| Total liabilities and member's equity | $14,530,700 |

*The accompanying notes are an integral part of this statement.*

## NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

### NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2009, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

### NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital; as a consequence of this transaction, the Company became a single-member LLC.

## NOTE B (continued)

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF, LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource. Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before March 14, 2008. This amendment, made on March 10, 2008, causes the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") establishing accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement with CapitalSource was amended in 2009 by a Limited Waiver and Second Amendment, effective September 30, 2009, and an Omnibus Amendment and Consent, effective December 11, 2009, which among other provisions revised the interest rate of the loan and provided for temporary relief of certain financial covenants ending in specified periods throughout 2010. The principal balance of Cain's loan from CapitalSource was $11,518,500 as of December 31, 2009. In accordance with the credit agreement, the remaining unpaid principal amount is due to be repaid in semiannual installments of $750,000 throughout the term of the loan with the balance due no later than December 31, 2012.

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

## NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Presentation*

The Company's consolidated statement of financial condition conforms with accounting principles generally accepted in the United States of America.

## NOTE C (continued)

2. *Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in bank accounts and deposits in money market fund.

Cash on deposit with banks as of December 31, 2009 exceeded insured limits. Cash deposited in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

3. *Fees Receivable*

Fees receivable are comprised of billed invoices and work-in-process for engagements on which the Company's work is substantially complete and its fees deemed to be earned, but which are unbilled at December 31, 2009. Fees receivable associated with billed invoices are carried net of reserves, which are established primarily on an aging basis, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

4. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Effective January 1, 2008, the Company adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

**NOTE C (continued)**

The three levels of the fair value hierarchy under the guidance are described as follows:

*Level 1* - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

*Level 2* - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

*Level 3* - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

5. *Due From or To Clearing Broker*

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

## NOTE C (continued)

6. *Fixed Assets*

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment, are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

7. *Software Development Costs*

Direct development costs associated with internal-use computer software are accounted for under guidance relating to accounting for the costs of computer software developed or obtained for internal use, and are capitalized including external direct costs of material and services and payroll cost for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C (continued)

9. *Taxes*

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently a disregarded entity for tax purposes. The operations of the Company will be included in the taxable income of the member. There is no tax sharing agreement between the Company and member and there have been no distributions to the member specifically for reimbursement of taxes.

10. *Consolidation*

The consolidated statement of financial condition includes the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

11. *Recent Accounting Pronouncements*

In July 2006, the FASB issued guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with previously issued guidance on accounting for income taxes. The guidance prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. On December 30, 2008, the FASB issued further guidance that established the effective date of the guidance for certain nonpublic enterprises for fiscal years beginning after December 15, 2008.

The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2009, the Company did not have any material uncertain tax positions.

## NOTE C (continued)

In June 2009, the FASB issued the Accounting Standards Codification (the "Codification") and a new hierarchy of generally accepted accounting principles. The new guidance became the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. As a result, all of the codification's content currently carries the same level of authority, effectively superseding the hierarchy of generally accepted accounting principles previously issued. The new guidance was effective for the Company in 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated statement of financial condition.

## NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $3,449,383. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital of $5,018,638, which exceeded its requirement of $229,959 by $4,788,679.

On the effective date of the First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note B), the Company began making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Accordingly, effective January 1, 2008, the Company began to record undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2009, distribution payable amounted to $400,000 and is included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

## NOTE E - FIXED ASSETS

Fixed assets consist of the following at December 31, 2009:

| | Life (in years) | |
|---|---|---|
| Capitalized software costs | 3 | $1,820,842 |
| Computer equipment | 3 | 239,359 |
| Furniture and fixtures | 5 | 99,060 |
| Leasehold improvements | (*) | 177,035 |
| Machinery and equipment | 5 | 183,361 |
| | | 2,519,657 |
| Less accumulated depreciation and amortization | | 1,468,390 |
| Total fixed assets | | $1,051,267 |

(*) Amortized over the shorter of the estimated life or the term of the lease.

## NOTE F – INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

At December 31, 2009, the Company has investments in CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," which are included in the accompanying consolidated statement of financial condition at fair value. The Company's investments in Ventures were valued at $1,904,840, which represents management's estimate of fair value based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company committed to contribute approximately $1,255,000 to Ventures, giving effect to an extension fund for which subscriptions were solicited during 2009. As of December 31, 2009, the Company has made contributions to Ventures totaling approximately $1,252,000. The Company's most recent capital call, for $11,072, was made on December 11, 2009.

## NOTE F (continued)

As required by guidance issued by the FASB, investments and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments are measured at December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market fund (a) | $9,181,507 | $ - | $ - | $ 9,181,507 |
| Investments and securities | 388 | - | 1,925,220 | 1,925,608 |
| | $9,181,895 | $ - | $1,925,220 | $11,071,115 |

(a) The Money market fund balance is included in cash and cash equivalents on the consolidated statement of financial condition.

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

| | |
|---|---|
| Balance, December 31, 2008 | $4,544,421 |
| Realized gains (losses), net | 34,109 |
| Unrealized gains (losses), net | (737,275) |
| Purchases (sales), net | (1,916,035) |
| Transfers in (out) of Level 3, net | - |
| Balance, December 31, 2009 | $ 1,925,220 |

## NOTE F (continued)

In reporting its investments in Ventures at fair value, the Company has utilized audited and unaudited financial statements provided by Ventures, which in turn reflect consideration to changes in the current financial condition of Ventures' portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While Ventures has adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements, effective January 1, 2008, the value of Ventures as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of Ventures.

## NOTE G - RELATED-PARTY TRANSACTIONS

At December 31, 2009, the Company had a receivable from Ventures totaling approximately $6,200 relating to charge backs for services provided between the Company and Ventures. Also, as of December 31, 2009, the Company had a $3,200 receivable from Health Enterprise Partners, a private equity fund of which two officers of the Company serve in a management capacity, a $96,300 receivable from Cain for expenses paid on its behalf and a $160,000 receivable from Cain Brothers Asset Management, LLC, a wholly-owned subsidiary of Cain which commenced operations in October 2009, for start-up expenses paid on its behalf. The receivables from related parties are included in prepaid and other assets on the consolidated statement of financial condition.

## NOTE H - LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases through August 31, 2017, for office space requiring minimum annual rental payments as follows:

| | |
|---|---|
| 2010 | $1,266,771 |
| 2011 | 1,118,938 |
| 2012 | 1,091,690 |
| 2013 | 1,043,736 |
| 2014 | 1,006,986 |
| Thereafter | 2,911,504 |
| | $8,439,625 |

The Company maintains a $459,700 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

## NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

## NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

## NOTE K - CONTINGENCIES

On December 28, 2006, the Company was issued a subpoena by the Department of Justice, Antitrust Division, to produce documents pertaining to the investment or reinvestment of the proceeds of tax-exempt municipal bond issues, plus related transactions involving the management or transference of the interest rate risk associated with these bond issues. The Company understands this subpoena was one of several dozen such subpoenas issued by the Department of Justice in December 2006 to participants in the U.S. municipal finance industry, expanding an Internal Revenue Service investigation into certain bid-rigging and other practices that began in the summer of 2006. The Company, which has cooperated fully with the Department of Justice, has not, as of the present time, been named a party to any proceeding associated with this subpoena, nor does it expect to become party to any proceeding.

Beginning in March 2008, the Company has been named, along with approximately three dozen other firms in the U.S. municipal finance industry, in fourteen civil suits each of which contains materially identical allegations of conspiracy to manipulate the markets for municipal derivatives. Several of these individual actions were removed to a consolidated class action complaint filed August 22, 2008, in U.S. District Court, Southern District of New York. All complaints, including the consolidated complaint, were dismissed without prejudice by U.S. District Court, Southern District of New York during 2009.

## NOTE K - CONTINGENCIES (continued)

On June 6, 2008, the Company was issued a subpoena by the Attorney General of the State of New York, on behalf of itself and approximately twenty other states, to produce documents pertaining to the matter which is the subject of the Department of Justice subpoena and the consolidated class action complaint. The Company, which is cooperating fully with the New York State Attorney General's office, has not, as of the present time, been named a party to any proceeding associated with this subpoena, nor does it expect to become a party to any such proceeding.

On February 20, 2009, a civil complaint was filed in the Los Angeles Superior Court by a client of the Company (including its affiliates) seeking compensatory and punitive damages from the Company and other parties in conjunction with a financing transaction completed in 1998. In April 2009, an order was made transferring the case to the U.S. District, Southern District of New York. The Company maintains that the allegations have no merit and has filed with the Court a motion to dismiss which is pending as of the date of this report.

To management's knowledge, other than those described above, the Company has no legal contingencies as of December 31, 2009. No reserves associated with these matters have been established by the Company, nor does management believe that the process and resolution of these matters will have any material effect on the current or future results of operations or financial condition of the Company.

## NOTE L - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2009 through February 26, 2010, the date the financial statement was available for issuance. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition.

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

## CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Member of
**Cain Brothers & Company, LLC and Subsidiary**

In planning and performing our audit of the consolidated financial statements of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

## CAIN BROTHERS & COMPANY, LLC

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
**Cain Brothers & Company, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation ("Form SIPC-7T")] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 and to December 31, 2009, which were agreed to by Cain Brothers & Company, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and copies of checks, noting no differences.

2. Compared the Total Revenues amounts from the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the unaudited FOCUS reports for the period from January 1, 2009 to March 31, 2009 with SIPC Calculation workpaper, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, and noted a difference of $35,094 due to the consolidation of a non broker dealer subsidiary for the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7T with SIPC Calculation workpaper, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and SIPC Calculation workpaper supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

SIPC-7T (29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043078 FINRA DEC
CAIN BROTHERS LLC 6*6
360 MADISON AVE FL 5
NEW YORK NY 10017-7146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rhett D. Thurman (212) 981-6930

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 48,534

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 15,051 )

*150 - 1/14/09 *14,901.04 - 8/13/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,483

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 33,483

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Cain Brothers RE LLC

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cain Brothers & Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 26th day of February, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 24,126,865 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | (91,487) |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | (2,982,347) |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | (122,500) |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| * $153,977 - Sublease rental income, $1,063,102 - monitoring fee income | (1,517,079) |
| $300,000 - private placement agent fees * see attached supporting documentation for 2c(8) deductions | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | (4,713,413) |
| 2d. SIPC Net Operating Revenues | $ 19,413,452 |
| 2e. General Assessment @ .0025 | $ 48,534 |
| | (to page 1 but not less than $150 minimum) |